MAINSTAY FUNDS TRUST

51 Madison Avenue

New York, NY 10010

February 27, 2012

VIA EDGAR

Ms. Mary Cole

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	MainStay Funds Trust Form N-14 (File No. 333-179133)

Dear Ms Cole:

This letter responds to comments that you and Ms. Kathy Churko provided to me via telephone on February 7, 2012, in connection with the Staff’s review of the registration statement filed on Form N-14 on behalf of MainStay S&P 500 Index Fund (“S&P 500 Fund”), a series of MainStay Funds Trust, on January 23, 2012 (“Registration Statement”). The Registration Statement was filed in connection with the proposed reorganization (“Reorganization”) of MainStay Equity Index Fund, a series of The MainStay Funds (“Equity Index Fund”), with and into the S&P 500 Fund.  All revisions to the Registration Statement in response to your comments will be reflected in a filing pursuant to Rule 485(b) under Securities Act of 1933, as amended, which will be filed on or about February 29, 2012 on the EDGAR system.  Unless otherwise noted, defined terms have the same meaning as in the Registration Statement.

Comment 1: Please disclose the cost of the Reorganization and who will bear these costs in the “Questions and Answers Relating to the Proposal” section.

Response 1: We will revise the disclosure consistent with the comment.

Comment 2: With respect to incorporating by reference a prospectus, please confirm that if the registrant elects to incorporate information by reference into the prospectus, a copy of each document from which information is incorporated by reference will accompany the registration statement filed with the Commission and the prospectus in accordance with General Instruction G of Form N-14.

Response 2: We have chosen not to incorporate any prospectuses by reference into the Registration Statement. In this regard, we will revise the disclosure accordingly.

Comment 3: Please confirm that the North American Security Trust (pub. Avail. Aug. 5, 1994) analysis was performed to determine the accounting survivor.

Response 3: We confirm that the North American Security Trust analysis was performed in order to determine the accounting survivor.

Comment 4: With respect to the “Comparison of Fees and Expenses” table and the “Capitalization” table, please confirm that you have assumed that the Reorganization began at the beginning of the previous fiscal year (i.e., November 1, 2010) and please revise the disclosure accordingly.

Response 4: We confirm that the Comparison of Fees and Expenses” table and the “Capitalization” table assume that the Reorganization took place for the entire fiscal year (i.e., beginning on November 1, 2010, and ending on October 31, 2011). We will revise the disclosure consistent with this comment.

Comment 5: Please ensure that “Fees and Expenses of the Funds” table and the “Capitalization” table reflect the Equity Index Fund’s portion of the reorganization costs and disclose in a footnote the amount of the Reorganization costs and the per share amount. In addition, in the “Capitalization” table please add a footnote that the S&P 500 Fund has other share classes and disclose their total net assets.

Response 5: Pursuant to a telephone conversation with Kathy Churko on February 23, 2012, I informed the staff that New York Life Investments has contractually agreed to waive fees and/or reimburse expenses so that Total Annual Fund Operating Expenses (excluding taxes, interest, litigation, extraordinary expenses, brokerage and other transaction expenses relating to the purchase or sale of portfolio investments, and acquired (underlying) fund fees and expenses) of Class A shares will not exceed 0.60% of its average daily net assets. This agreement will expire on February 28, 2013, and may only be amended or terminated prior to that date by action of the Board. The Equity Index Fund also operated under similar expense limitation arrangement for the fiscal year ended October 31, 2011. Because the Equity Index Fund’s Total Annual Fund Operating Expenses are currently above 0.60% of its average daily net assets, any reorganizational costs associated with the Reorganization that would have been borne by the Equity Index Fund will be paid by New York Life Investments. Accordingly, the portion of the reorganizational costs that would have been paid by the Equity Index Fund will not be reflected in the “Fees and Expenses of the Funds” table and the “Capitalization” table. However, we will reflect the portion of the reorganization costs that would have been borne by the Equity Index Fund in the Statement of Assets and Liabilities. In addition, we will add a footnote to the “Capitalization” table disclosing that the S&P 500 Fund has other share classes and their total net assets.

Comment 6: In the “Fees and Expenses of the Funds” table, please add footnote #1 in the “Management Fees” line in the Pro Forma column.

Response 6: We will revise the disclosure consistent with the comment.

Comment 7: Please confirm whether any securities of the Equity Index Fund will be sold in order to meet the investment objective and strategies of the S&P 500 Fund. If securities will be sold, please disclose the transaction costs and capital gains as a result of the realignment.

Response 7: As disclosed in the Registrant Statement, the investment objectives and principal investment strategies of the Equity Index Fund and S&P 500 Fund are virtually identical. Accordingly, no securities are expected to be sold as a result of the proposed Reorganization. A footnote in this regard has been added to the financial statements.

Comment 8: In the financial statements, in the Pro Forma Fund column, please add the term “S&P 500 Fund” in parentheses.

Response 8: We will revise the disclosure consistent with the comment.

Comment 9: In the financial statements, please disclose the Fund’s portion of the reorganization costs as an adjustment to the statement of assets and liabilities.

Response 9: We will revise the disclosure consistent with the comment. Please see the response to Comment 5 for further details.

Comment 10: In the financial statements, please add a footnote disclosing the name of the entities bearing the reorganization costs, the amounts and the nature of the costs, and the basis for allocating such costs

.

Response 10: We will provide an appropriate footnote in light of our response to Comment 5.

Comment 11: Please confirm whether Equity Index Fund shareholders will be subject to an initial sales charge on new purchases of shares of the S&P 500 Fund.

Response 11: Equity Index Fund shareholders will be subject to an initial sales charge on new purchases of shares of the S&P 500 Fund. We will provide disclosure consistent with the comment.

Comment 12: Please confirm whether shareholders of the Equity Index Fund will be subject to automatic conversions. If yes, please make disclosure in this regard.

Response 12: The automatic conversion features will not apply to Equity Index Fund shareholders who become shareholders of the S&P 500 Fund following the Reorganization. Disclosure in this regard is made in the “Comparison of Purchase, Exchange, Selling Shares and Valuation of Shares” section.

Comment 13: Please confirm whether the Board of the Equity Index Fund considered whether the payment of reorganization costs by the Equity Index Fund benefited shareholders.

Response 13: We Confirm that the Board of the Equity Index Fund considered various factors with respect to approving the proposed Reorganization, including, but not limited to, the direct or indirect costs to be incurred by shareholders of the Equity Index Fund.

If you have any questions or comments in connection with the foregoing, please contact me at 973-394-4436.

Very truly yours,

/s/ Kevin M. Bopp

Kevin M. Bopp

Assistant Secretary

Cc:	Sander Bieber

J. Kevin Gao